Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		Year Ended December 31,
	2012	2011	2012	2011	2011	2010	2009	2008	2007
Income from continuing operations before undistributed earnings of equity method investments, amortization of capitalized interest, and taxes	$56.8	70.2	210.8	182.2	247.5	187.1	122.2	(557.1)	176.4
Less undistributed earnings of equity method investments	$(8.8)	(9.6)	(21.4)	(17.5)	(25.5)	(20.6)	(13.8)	(16.5)	(4.1)
Plus distributed earnings of equity method investments	$2.9	—	15.9	8.5	9.2	9.9	21.3	3.5	6.2
Plus amortization of capitalized interest	$0.2	0.2	0.6	0.6	0.8	0.8	0.8	0.8	0.6

	$51.1	60.8	205.9	173.8	232.0	177.2	130.5	(569.3)	179.1

Plus:
Fixed charges:
Other interest expense (includes amortization of deferred financing costs)	$11.7	11.2	35.5	32.9	44.6	48.9	55.1	54.3	55.2
Debt discount amortization	$—	—	—	1.7	1.7	8.6	13.0	14.0	13.0
Floor plan interest expense	$10.1	6.8	29.7	20.7	27.8	33.3	33.9	61.3	69.9
Capitalized interest	$0.1	0.2	0.5	0.4	0.7	0.5	0.9	4.8	5.5
Interest factor in rental expense	$14.7	14.0	43.8	41.8	55.9	53.4	51.7	50.6	47.8

Total fixed charges	$36.6	32.2	109.5	97.5	130.7	144.7	154.6	185.0	191.4

Less:
Capitalized interest	$0.1	0.2	0.5	0.4	0.7	0.5	0.9	4.8	5.5

Earnings	$87.6	92.8	314.9	270.9	362.0	321.4	284.2	(389.1)	365.0

Ratio of earnings to fixed charges (a)	2.4	2.9	2.9	2.8	2.8	2.2	1.8	(2.1)	1.9

(a)                                  In the year ended December 31, 2008, earnings were insufficient to cover fixed charges by $389.1 million due to a non-cash impairment charge of $643.5 million.